Exhibit 99.40

Collective Mining’s Reconnaissance Drill Program to Test Six New Targets Surrounding the Apollo Porphyry System is Underway

Toronto, Ontario, June 20, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) recently commenced exploration diamond drilling on the first of six well mineralized and outcropping targets located within a 400-metre radius of the Apollo porphyry system (“Apollo”). Please refer to the press release dated April 18, 2023, for a description of the six newly generated targets. The Company presently has three diamond drill rigs on site with a fourth rig expected to arrive in the near term. Presently, one of the operating rigs has been assigned to systematic drilling of the six new targets at Apollo.

The Apollo porphyry system is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 435 metres x 395 metres x 915 metres and open for expansion.

Details (See Figures 1-2)

•	The Company has previously undertaken surface mapping outlining six targets with the same styles of mineralization as the Apollo porphyry system consisting of altered porphyry with vein stockwork, hydrothermal breccia with oxides followed by sulphides in the matrix and overprinting late-stage porphyry veins (“CBM Veins”). Surface exposure in the Apollo area is very limited and all six targets have similar outcropping dimensions and gold-silver-copper grades to the original discovery outcrop at the Apollo porphyry system.

•	Drill holes APC-54 and APC-57 were recently completed from Pad 9 on Target 1, which is located up to 200 metres to the west of the Apollo porphyry system. Visual logging of APC-54’s drill core indicates potentially interesting porphyry style mineralization was encountered over two intervals along the hole. Assay results for both holes are anticipated in July 2023.

•	The rig at Pad 9 was recently mobilized to Pad 5 where it will soon commence drill testing below mineralized outcrops at Target 2. Three easterly directed reconnaissance holes are planned for Target 2, which is located approximately 300 metres to the northeast of the Apollo porphyry system.

•	Nine additional holes have been completed at Apollo and are in the lab for analysis. Assay results for deep drill holes APC-49 and APC-55, which cut more than 840 metres and 790 metres of continuous mineralization from surface respectively, are anticipated prior to the end of Q2 2023.

Ari Sussman, Executive Chairman commented: “It is exciting to see that APC-54, which is our very first reconnaissance hole outside of the Apollo porphyry deposit in 2023, has intersected visual mineralization over two intervals. Given our past success in making discoveries at the Guayabales project, I am confident that if we drill with persistency, we will make a fresh new discovery in 2023.”

Figure 1: Plan View of the Six New Targets Surrounding Apollo, Including Drill Traces for Holes Completed Testing Target 1 and the Initial Proposed Hole to Test Target 2

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expand the overall dimensions of the system and test new targets on the property.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils, and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

4